KOKOMO ENTERPRISES INC.

Suite 1000, 1177 West Hastings Street
Vancouver, BC  V6E 2K3
Telephone:  (604) 681-1519

INFORMATION CIRCULAR
(Containing Information as at May 16, 2012, unless otherwise stated)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of Kokomo Enterprises Inc. (the "Company"), for use at the Annual General Meeting (the "Meeting") of the Shareholders of the Company, to be held on Wednesday, the 20th day of June, 2012, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.  The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of Proxy are Directors and/or Officers of the Company.  A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY.  TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS/HER NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, AT 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF.

The Instrument of Proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a Corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a Corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the Company’s Registrar and Transfer Agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairperson of the Meeting on the day of the Meeting or any adjournment of it.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxy holder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "Ordinary Resolution") unless the motion requires a Special Resolution, in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Company who are also "insiders", as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their shares in their own name.  Shareholders who do not hold their shares in their own name (referred to as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the Meeting.

If shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those shares will not be registered in the Shareholder's name on the records of the Company.  Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name CDS & Co., the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms.  The shares held by brokers or their agents or nominees can only be voted for or against resolutions upon the instructions of the Beneficial Shareholder.  Without specific instructions, a broker and its agents or nominees are prohibited from voting shares for the broker's clients.  Beneficial Shareholders should carefully ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.  The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications ("Broadridge").  Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures.  Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting.  Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such shares are voted.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for a shareholder and vote shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their shares as a proxyholder.

This Circular and accompanying form of proxy are being sent to both registered and non-registered owners of the shares of the Company.  If you are a non-registered owner and the Company has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  In this event, by choosing to send this Circular to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering this Circular to you; and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

All references to shareholders in this Circular and the accompanying form of proxy are to registered shareholders unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company's authorized capital consists of an unlimited number of common shares ("Common Shares") without par value and an unlimited number of preferred shares ("Preferred Shares") without par value.  As at May 16, 2012 (the "Record Date"), the Company has 16,575,278 Common Shares issued and outstanding, each share carrying the right to one vote.  There are no Preferred Shares outstanding.

Any shareholder of record at the close of business on the Record Date who either personally attends the Meeting or who has completed and delivered a Proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares of the Company, is as follows:

Name	Number of Voting Securities	Percentage
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian Vancouver, BC	4,091,805(1)	24.69%

(1)
Of these shares, 428,752 common shares are held by Bedo H. Kalpakian directly, 468,920 common shares are held by Jacob H. Kalpakian directly, 2,817,133 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 377,000 common shares are held by family members of Bedo H. Kalpakian and Jacob H. Kalpakian.

(2)	The above information was supplied by the Registrar and Transfer Agent and the Management of the Company.

EXECUTIVE COMPENSATION

In accordance with the provisions of applicable securities legislation, the Company had two "Named Executive Officers" during the financial year ended December 31, 2011, namely Mr. Bedo H. Kalpakian, President, CEO, CFO and director and Mr. Jacob H. Kalpakian, Vice-President and director.

Definitions:

For the purpose of this Information Circular:

"CEO" means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

"CFO" means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

"closing market price" means the price at which the company’s security was last sold, on the applicable date,

(d)	in the security’s principal marketplace in Canada, or

(e)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

"company" includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Handbook;

"external management company" includes a subsidiary, affiliate or associate of the external management company;

"grant date" means a date determined for financial statement reporting purposes under Section 3870 of the Handbook;

"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;

"NEO" or "named executive officer" means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

"replacement grant" means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

"repricing" means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

COMPENSATION DISCUSSION AND ANALYSIS

Each executive officer receives a base salary, which constitutes the largest share of the officer's compensation package.  Base salary is recognition for discharging job responsibilities and reflects the officer’s performance over time, as well as that individual’s particular experience and qualifications.  An officer’s base salary is reviewed by the Board of Directors on an annual basis and may be adjusted to take into account performance contributions for the year and to reflect sustained performance contributions over a number of years.  Officers are also eligible to receive discretionary bonuses as determined by the Board of Directors based on each officer’s responsibilities, his achievement of corporate objectives and the Company’s financial performance.

In addition, officers are eligible under the Company's Stock Option Plan (the "Stock Option Plan") to receive grants of stock options.  The Stock Option Plan is an important part of the Company’s long-term incentive strategy for its officers, permitting them to participate in any appreciation of the market value of the Common Shares over a stated period of time.  The Stock Option Plan is intended to reinforce commitment to long-term growth in profitability and shareholder value.  The size of stock option grants to officers is dependent on each officer’s level of responsibility, authority and importance to the Company and the degree to which such officer’s long term contribution to the Company will be key to its long-term success.

In setting compensation and bonus levels, the Board has not yet established any formal objectives or criteria as the Company's current stage of development and financial resources requires flexibility in determining remuneration for its NEO's.  The Board will, as circumstances require, review and consider the general risks associated with the Company's compensation policies and strategies in terms of compensation paid or proposed to be paid to its NEO's.

The following table sets out certain information respecting the compensation paid to Named Executive Officers of the Company for the financial years ended December 31, 2011, 2010 and 2009.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual Incentive Plans (f1)	Long-term incentive plans (f2)
Bedo Kalpakian President, CEO, CFO	2011	60,000(1)	Nil	Nil	Nil	Nil	Nil	Nil	60,000
	2010	160,000(1)	Nil	Nil	Nil	Nil	Nil	Nil	160,000
	2009	180,000(1)	Nil	Nil	Nil	Nil	Nil	Nil	180,000

(1)
Mr. Bedo Kalpakian and Mr. Jacob Kalpakian are not employees of the Company and are paid indirectly through Kalpakian Bros. of B.C. Ltd. ("KBOBC") which has a management services agreement with the Company.  Refer to "Termination And Change of Control Benefits" and "Management Contracts" for further particulars.  The amounts shown in column (c) for Messrs. Bedo Kalpakian and Jacob Kalpakian represents the amount received by KBOBC and paid to Bedo and Jacob as attributable to the services they provided the Company directly or indirectly.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual Incentive Plans (f1)	Long-term incentive plans (f2)
Jacob Kalpakian Vice-President	2011	60,000(1)	Nil	Nil	Nil	Nil	Nil	Nil	60,000
	2010	160,000(1)	Nil	Nil	Nil	Nil	Nil	Nil	160,000
	2009	180,000(1)	Nil	Nil	Nil	Nil	Nil	Nil	180,000

(1)
Mr. Bedo Kalpakian and Mr. Jacob Kalpakian are not employees of the Company and are paid indirectly through Kalpakian Bros. of B.C. Ltd. ("KBOBC") which has a management services agreement with the Company.  Refer to "Termination And Change of Control Benefits" and "Management Contracts" for further particulars.  The amounts shown in column (c) for Messrs. Bedo Kalpakian and Jacob Kalpakian represents the amount received by KBOBC and paid to Bedo and Jacob as attributable to the services they provided the Company directly or indirectly.

OPTION BASED AWARDS

Common Share Purchase Plan

The Company has in effect the Stock Option Plan in order to provide effective incentives to directors, officers, senior management personnel and employees of the Company and to enable the Company to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Company's Shareholders.  The Company has no equity compensation plans other than the Stock Option Plan.  The Stock Option Plan is an important part of the Company’s long-term incentive strategy for its executive officers, permitting them to participate in any appreciation of the market value of the Common Shares over a stated period of time.  The Stock Option Plan is intended to reinforce commitment to long-term growth in profitability and shareholder value.  The size of stock option grants to officers is dependent on each officer’s level of responsibility, authority and importance to the Company and the degree to which such executive officer’s long term contribution to the Company will be key to its long-term success.  Previous grants of stock options are taken into account when considering new grants.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all outstanding share-based and option-based awards granted to the NEO’s and which were outstanding at December 31, 2011:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout Value of vested share-based awards not paid out or distributed
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Bedo Kalpakian	Nil	Nil	Nil	Nil	Nil	N/A	N/A
Jacob Kalpakian	Nil	Nil	Nil	Nil	Nil	N/A	N/A

Incentive Plan Awards – Value Vested Or Earned During The Year

For NEO's, no option based awards or share based awards were vested or earned during the year ended December 31, 2011.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Pursuant to a management services agreement (the "Management Agreement") effective July 1, 2005, Kalpakian Bros. of B.C. Ltd. ("KBOBC")  , a private company controlled by Bedo H. Kalpakian and Jacob H. Kalpakian, was paid $30,000 per month plus HST for providing management services to the Company.  The Management Agreement was extended and amended, effective November 1, 2010 to reduce the fee to $10,000 per month plus HST.  In February 2012, the Management Agreement was further amended whereby the remuneration payable to KBOBC for the services provided to the Company was reduced to $5,000 plus HST per month effective as of March 1, 2012.  Subsequently, the Management Services Agreement was further amended whereby the remuneration payable to KBOBC has been reduced to $2,500 per month plus HST as of April 1, 2012. KBOBC is also entitled to reimbursement for all travelling and other expenses incurred by or in connection with performing its services.  The Agreement is renewable on an annual basis and may be terminated by either party upon providing 3 (three) months notice in writing.

DIRECTOR COMPENSATION

The following table sets out certain information respecting the compensation paid to Directors who were not NEO's for the financial year ended December 31, 2011.

Summary Compensation Table

Name and principal position	Fees Earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Fred A.C. Tejada Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gregory T. McFarlane Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The Company has no standard arrangement pursuant to which directors who were not NEO's are compensated by the Company for their services in the capacity as directors except for the granting from time to time of incentive stock options.  See "Option Based Awards – Common Share Purchase Plan").

During the Company’s most recently completed fiscal year, there were no stock options granted by the Company to directors who were not NEO's.

Outstanding Share Based & Option Based Awards

The following table sets forth particulars of all outstanding share-based and option-based awards granted to directors of the Company who were not NEO's and which were outstanding at December 31, 2011:

[Rest of page intentionally left blank]

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout Value of vested share-based awards not paid out or distributed
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Gregory T. McFarlane Director	Nil	Nil	Nil	Nil	Nil	N/A	N/A
Fred A. C. Tejada Director	Nil	Nil	Nil	Nil	Nil	N/A	N/A

Incentive Plan Awards – Value Vested or Earned During the Year

There were no option based awards or share based awards vested or earned during the year ended December 31, 2011 by the Directors who were not NEO’s.

MANAGEMENT CONTRACTS

Management services are provided to the Company by Kalpakian Bros. of B.C. Ltd. (“KBOBC”), a private company controlled by Bedo H. Kalpakian and Jacob H. Kalpakian.  Details of the management services agreement are described under the heading "Termination And Change of Control Benefits".

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION

The following table sets forth information with respect to all compensation plans under which equity securities are authorized for issuance as of December 31, 2011:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (1)	120,000	$0.15	3,195,055
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
TOTAL	120,000	N/A	3,195,055

(1)
Represents 20% "rolling" stock option plan (the "2004 Stock Option Plan").  The number of common shares remaining available for issuance under the Stock Option Plan as at December 31, 2011 is based on the difference between the number of total number of common shares issuable under the Stock Option Plan as at December 31, 2011, being 3,315,055 shares (20% of 16,575,278 then-outstanding shares), less shares reserved for issuance under outstanding options as at December 31, 2011, as shown in Column (a).

For further information on the Company's equity compensation plans, refer to the heading "Particulars of Other Matters To Be Acted Upon" – "Re-approval of the Stock Option Plan Adopted on March 12, 2004."

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the last fiscal year of the Company, none of the executive officers or directors of the Company or any proposed nominee for election as a director of the Company or any of their respective associates is or has been indebted to the Company or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of:

(e)	the directors or executive officers of the Company at any time since the beginning of the last financial year of the Company;

(f)	the proposed nominees for election as a Director of the Company; or

(g)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, "Informed Person" means (a) a Director or Executive Officer of the Company; (b) a Director or Executive Officer of a person or company that is itself an Informed Person or a subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the Notes to the Company's financial statements for the financial year ended December 31, 2011, none of:

a)	the Informed Persons of the Company;

b)	the proposed nominees for election as a Director of the Company; or

c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the last financial year of the Company or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at four (4).  Although Management is nominating four (4) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of Shareholders or until his successor is duly elected, if his office is earlier vacated, in accordance with the Articles of the Company.

In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by Management for election as a Director, the province or state and country in which he is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he has been a Director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of Common Shares of the Company which each beneficially owns, or controls or directs, directly or indirectly, as of the date of this Information Circular.  The four nominees are all currently Directors of the Company.

The nominees for the office of Director and information concerning them as furnished by the individual nominees are as follows:

Name, Province and Country of Ordinary Residence and Positions Held with the Company(1)	Principal Occupation (2)	Dates Served as a Director	No. of Shares Beneficially Owned, Directly or Indirectly(3)
Bedo H. Kalpakian President, CEO, CFO and Director BC, Canada
President, C.E.O and C.F.O. of the Company; Chairman and C.F.O. of Las Vegas From Home.com Entertainment Inc.;
Director of Bulldog Explorations Ltd. (formerly SinoGas West Inc.) from May 10, 2012 to present
Director of Active Growth Capital Inc. from 2010 to July 2011;
Chairman & CFO of Giyani Gold Corp from 2009 to 2010;
President & CEO of First Lithium Resources Inc. from 2005 to 2008;
CFO & Secretary of Touchdown Resources Inc. from 2005 to 2009
President & CEO of Colt Resources Inc. from 2007 to 2008
		August 24, 1984 to present	428,752 (direct) 2,700,133 (indirect)(4)
Jacob H. Kalpakian Vice President and Director BC, Canada
Vice President of the Company; President and C.E.O. of Las Vegas From Home.com Entertainment Inc.;
President, CEO & Director of Bulldog Explorations Ltd. (formerly SinoGas West Inc.) from April 24, 2012 to present
President & CEO of Active Growth Capital Inc. from 2010 to June 2011 and Director until July 2011;
President & CEO of Giyani Gold Corp from 2009 to 2010;
Vice President, CFO & Secretary of First Lithium Resources Inc. from 2005 to 2009;
President, CEO& CFO of Touchdown Resources Inc. from 2005 to 2009
Vice President of Colt Resources Inc. from 2007 to 2008
		January 2, 1991 to present	468,920 (direct) 2,771,133 (indirect)(5)
Gregory Todd McFarlane Director Nevada, U.S.A.	Freelance Advertising Copywriter, Las Vegas, Nevada	October 1, 1992 to present	11,342 (direct)
Fred A. C. Tejada Director BC, Canada	President of Tirex Resources Inc.; Vice President Operations and Exploration of Tirex from June 2011 to October 2011; Vice President Exploration of Panoro Minerals Ltd., from June 2007 to June 2011	Dec. 18, 2009 to present	0

(1)	For the purposes of disclosing positions held in the Company, "Company" shall include the Company and a parent or subsidiary thereof.

(2)	Unless otherwise stated above, all nominees have held the principal occupation or employment indicated for the past five years.

(3)	Common Shares beneficially owned, or controlled or directed, directly or indirectly, by directors is based on information furnished to the Company by the nominees.

(4)
2,277,133 Common Shares are held by Kalpakian Bros. of B.C. Ltd (private company controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders), 270,000 Common shares are held by BHK Management Inc. (private company controlled by Bedo H. Kalpakian).  In addition, Mr. Bedo Kalpakian disclosed indirect holdings include 153,000 common shares held by a family member .

(5)
2,277,133 Common Shares are held by Kalpakian Bros. of B.C. Ltd (private company controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders), 270,000 Common shares are held by 30 Rock Management Inc. (private company controlled by Jacob H. Kalpakian).  In addition, Mr. Jacob Kalpakian disclosed indirect holdings include 224,000 common shares held by a family member.

The Company does not currently have an Executive Committee of its Board of Directors.  The members of the Audit Committee are Bedo Kalpakian, Gregory McFarlane and Fred Tejada.

CEASE TRADE ORDERS, CORPORATE AND PERSONAL BANKRUPTCIES, PENALTIES AND SANCTIONS

No proposed director (including any personal holding company of a proposed director):

(10)
is, as at the date of the Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

1.
was the subject of a cease trade order (including a management cease trade order which applies to directors or executive officers), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively an "order"), that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer;

2.
was subject to an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer;

(11)
is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(12)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(13)	has been subject to:

(A)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director; or

3.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

AUDIT COMMITTEE DISCLOSURE

The Audit Committee Charter and the disclosure required by National Instrument 52-110 are attached hereto as Schedule "A".  The Audit Committee monitors the integrity of internal controls and monitors the business conduct of the Company.  The committee reviews matters on a quarterly basis, relating to the financial position of the Company in order to provide reasonable assurances that the Company is in compliance with applicable laws and regulations

APPOINTMENT AND REMUNERATION OF AUDITORS

Management recommends the re-appointment of Smythe Ratcliffe, PKF, Chartered Accountants, of 7th Floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia V6C 2G8, as the Auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Board of Directors, and the persons named in the enclosed Proxy intend to vote in favour of such re-appointment.  Smythe Ratcliffe, PKF, Chartered Accounts were initially appointed as auditor of the Company on April 10, 2003.

CORPORATE GOVERNANCE

The information required to be disclosed by National Instrument 58-101 Disclosure of Corporate Governance Practices is attached to this information circular as Schedule "B".

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

re-approval of the stock option plan adopted on march 12, 2004

At last year's annual general meeting held on June 16, 2011 the Company proposed and the shareholders reapproved the Company’s 20% "rolling" stock option plan (the "2004 Stock Option Plan").  Shareholders are being asked to re-approve the 2004 Stock Option Plan at this year’s Annual General Meeting.

1.Number of common shares Reserved for Issuance under the Plan

Under the Plan, that number of common shares as is equal to 20% of the Company's issued and outstanding common shares from time to time may be reserved for the granting of stock options.

2.Purposes of the Plan and Eligibility

The purpose of the Plan is to advance the interests of the Company by providing eligible persons with additional incentive; encouraging stock ownership of eligible persons; increasing the proprietary interest of eligible persons in the success of the Company; encouraging eligible persons to remain with the Company or its subsidiaries; and attracting new employees, directors and officers.

Directors, senior officers, consultants, employees, and management company employees of the Company and its subsidiaries are eligible to participate in the Plan.

While the Board, or any Committee to which administration of the Plan may be delegated, may, at its discretion, decide which terms to include in any option agreement on a case-by-case basis and there is no obligation on the Board or such Committee, if any, to use an identical form of option agreement or stipulate identical terms for each category of optionee or otherwise, the Board imposes certain restrictions as set out below.

The aggregate number of common shares that may be reserved for issuance pursuant to an option or options granted to any one individual in any 12-month period shall not exceed 5% and in the case of insiders, 10%, of the issued and outstanding common shares, calculated at the date any such option is granted.  The maximum number of common shares which may be issued to Insiders under the Plan or any other share compensation arrangement within any 12 month period shall be 10% of the common shares issued and outstanding at the time of issuance.

3.Vesting Requirements

For any option granted under the Plan, the Board of Directors may, at its sole discretion, determine whether such option shall vest immediately or be subject to such vesting schedule as the Board may deem appropriate in the circumstances.

Notwithstanding the above, in the event a take-over bid, as defined in applicable securities legislation (but excluding an exempt take-over bid pursuant to applicable securities legislation) is made by any offeror to acquire outstanding voting or equity securities of the Company, the Board of Directors shall have the power and authority to pass a resolution deeming options that have not vested at the time to have vested, so as to enable optionees to exercise their respective options to the fullest extent possible and to tender all shares thereunder to such take-over bid.

4.Termination or Expiry of Options

The Plan stipulates that options may be granted under the Plan with a maximum term of five years.

Except as otherwise determined by the Board options granted under the Plan must expire 90 days after an optionee ceases to be a director, senior officer, consultant, employee or management company employee. Termination for cause shall result in expiry of the affected option effective immediately upon such termination.

In the event of an optionee’s death, the deceased’s option may be exercised by his or her heirs or administrators within one year after the date of death (to the extent that the optionee was entitled to exercise such option as of the date of death).

5.Other Material Terms

The exercise price for any option shall be fixed by the Board. The Plan stipulates that the minimum exercise price may be at a discount of 25% to the closing market price of the Company’s common shares on the day preceding the grant of the option but not less than $0.05 per share.

All options granted and any common shares issuable upon exercise thereof shall be subject to any resale restrictions under applicable securities laws.

All options are non-assignable and non-transferable (subject to the options being exercisable by the optionee’s heirs or administrators in the event of the optionee’s death).

The Board of Directors may at any time, and from time to time, amend the Plan. However, no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary for the Plan to satisfy any stock exchange or quotation system listing requirements. The Board shall not make any changes to any existing option agreements that are adverse to the optionee unless such optionee first consents in writing to any such changes.

If any change is made in the common shares subject to the Plan, or subject to any option (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the type(s) and maximum number of securities subject to the Plan and the maximum number of securities subject to award to any person, and the outstanding options will be appropriately adjusted in the type(s) and number of securities and price per share of shares subject to such outstanding options.

The Board of Directors unanimously recommends that shareholders ratify, confirm and approve the re-approval of the 2004 Stock Option Plan by voting in favour of the above resolution.  It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favour of the resolution approving the re-approval of the 2004 Stock Option Plan.

For purposes of determining whether the resolution has received the requisite approval of a majority of the votes cast at the Meeting, votes attaching to common shares held by "related persons" (as defined in National Instrument 45-106) will be excluded.  As of the Record Date the number of common shares held by related persons, and accordingly the number of votes which will be excluded from voting, is 4,154,647 common shares.

Other Matters

As of the date of this Information Circular, management knows of no other matters to be acted upon at this Annual General Meeting.  However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

additional information

Additional information relating to the Company is available on SEDAR at www.sedar.com.  Copies of the Company's Financial Statements and Management Discussion and Analysis may be obtained without charge upon request from the Company, at Suite 1000, 1177 West Hastings Street, Vancouver, BC  V6E 2K3, phone (604) 681-1519 and such documents will be sent by mail or electronically by email as may be specified at the time of the request.

director approval

The contents of this Information Circular and the sending thereof to the Shareholders of the Company have been approved by the Board of Directors.

DATED at Vancouver, British Columbia, this 16th day of May, 2012.

"Bedo H. Kalpakian"
_________________________________________
BEDO H. KALPAKIAN
President, Chief Executive Officer
Chief Financial Officer and Director

KOKOMO ENTERPRISES INC.
(the "Company")

SCHEDULE "A"
FORM 52-110F2
AUDIT COMMITTEE DISCLOSURE

ITEM 1:                      THE AUDIT COMMITTEE'S CHARTER

Purpose

The overall purpose of the Audit Committee (the "Committee") of Kokomo Enterprises Inc. (the "Company") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the financial statements and related financial disclosure of the Company, and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information.  It is the intention of the Board that through the involvement of the Committee, the external audit will be conducted independently of the Company's Management to ensure that the independent auditors serve the interests of Shareholders rather than the interests of Management of the Company.  The Committee will act as a liaison to provide better communication between the Board and the external auditors.  The Committee will monitor the independence and performance of the Company's independent auditors.

Composition, Procedures and Organization

(1)           The Committee shall consist of at least three members of the Board of Directors (the "Board").

(2)
At least two (2) members of the Committee shall be independent and the Committee shall endeavour to appoint a majority of independent directors to the Committee, who in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Committee members' independent judgment. At least one (1) member of the Committee shall have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Company.  For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

(3)
The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year.  The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(4)	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

(5)
The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(6)
The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(7)           Meetings of the Committee shall be conducted as follows:

(a)
the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)	management representatives may be invited to attend all meetings except private sessions with the external auditors.

(8)
The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary.  The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

Roles And Responsibilities

(9)	The overall duties and responsibilities of the Committee shall be as follows:

(a)
to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly financial statements and related financial disclosure;

(b)	to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(c)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)	to report regularly to the Board on the fulfilment of its duties and responsibilities.

(10)	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)	review the audit plan of the external auditors prior to the commencement of the audit;

(d)	to review with the external auditors, upon completion of their audit:

A.          contents of their report;

B.           scope and quality of the audit work performed;

C.           adequacy of the Company's financial and auditing personnel;

D.          co-operation received from the Company's personnel during the audit;

E.           internal resources used;

F.           significant transactions outside of the normal business of the Company;

G.	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

H.           the non-audit services provided by the external auditors;

(e)	to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(f)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

(11)	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)
review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)	periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(12)	The Committee is also charged with the responsibility to:

(a)	review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)	review and approve the financial sections of:

A.           the annual report to Shareholders;

B.           the annual information form, if required;

C.           annual and interim MD&A;

D.           prospectuses;

E.           news releases discussing financial results of the Company; and

F.           other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

(c)	review regulatory filings and decisions as they relate to the Company's financial statements;

(d)
review the appropriateness of the policies and procedures used in the preparation of the Company's financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Company's financial statements;

(f)	review the minutes of any audit committee meeting of subsidiary companies;

(g)
review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the financial statements;

(h)	review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i)
develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

(13)	The Committee shall have the authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee; and

(c)	to communicate directly with the internal and external auditors.

ITEM 2:                      COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Committee are Bedo H. Kalpakian, Gregory Todd McFarlane and Fred Tejada.  All of the members are financially literate.  Gregory Todd McFarlane and Fred Tejada are considered to be independent. "Independent" and "financially literate" have the meaning used in Multilateral Instrument 52-110 (the "Instrument") of the Canadian Securities Administrators.

ITEM 3:                      RELEVANT EDUCATION AND EXPERIENCE

The Instrument provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All of the members of the Company’s audit committee are financially literate as that term is defined in the Instrument.

The Chairman of the Audit Committee, Bedo H. Kalpakian sits on audit committees of other public issuers.  Greg McFarlane and Fred Tejada sit on the audit committee of another public issuer.  All members have an understanding of the accounting principles used by the Issuer to prepare its financial statements and have an understanding of its internal controls and procedures for financial reporting.

ITEM 4:                      AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor (currently, Smythe Ratcliffe, PKF, Chartered Accountants) not adopted by the Board.

ITEM 5:                      RELIANCE ON CERTAIN EXEMPTIONS

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

ITEM 6:                      PRE-APPROVAL POLICIES AND PROCEDURES

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted.  Subject to the requirements of the Instrument, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable by the Audit Committee, on a case by case basis.

ITEM 7:                      EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees charged to the Company by the external auditor in each of the last two fiscal years are as follows:

	FYE 2010	FYE 2011
Audit fees for the year ended	$30,000	$27,000
Audit related fees	$1,000(1)	$3,000(2)
Tax fees	$2,000(3)	$2,000(3)
All other fees (non-tax)	$660(4)	$540(4)
Total Fees:	$33,660	$32,540

(1)	These fees relate to review of IFRS conversion.

(2)	These fees relate to the review of Q3 2011 financial statements and the Form 20-F for the year-ended December 31, 2011.

(3)	These fees are for the preparation and filing of the Company's tax return

(4)	Disbursement incurred by the external auditor in respect to the Canadian Public Accountability Board.

ITEM 8:                      EXEMPTION

In respect of the most recently completed financial year, the Company is relying on the exemption set out in section 6.1 of the Instrument with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Instrument.

KOKOMO ENTERPRISES INC.
 (the "Company")

SCHEDULE "B"
CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices the Company is required to and hereby discloses its corporate governance practices as follows.

ITEM 1.                      BOARD OF DIRECTORS

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

Mr. Gregory T. McFarlane, a director of the Company, is "independent" in that he has no direct or indirect material relationship with the Company.

Mr. Fred A. C. Tejada, a director of the Company, is "independent" in that he has no direct or indirect material relationship with the Company.

Mr. Bedo Kalpakian is the President, Chief Executive Officer, Chief Financial Officer and a Director of the Company and is therefore not independent.

Mr. Jacob Kalpakian is the Vice-President and a Director of the Company and is therefore not independent.

ITEM 2.                      DIRECTORSHIPS

The directors of the Company are currently directors of the following other reporting issuers:

Name of Director	Name of Reporting Issuer	Term
Bedo H. Kalpakian	Las Vegas From Home.com Entertainment Inc. NY85 Capital Inc. Bulldog Explorations Ltd. (formerly SinoGas West Inc.)	August 1987 to present July 2011 to present May 10, 2012 to present
Jacob H. Kalpakian	Las Vegas From Home.com Entertainment Inc. Big Mojo Capital Inc. NY85 Capital Inc. Bulldog Explorations Ltd. (formerly SinoGas West Inc.)	January 1991 to present January 2011 to present July 2011 to present April 2012 to present
Gregory Todd MacFarlane	Las Vegas From Home.com Entertainment Inc.	October 1992 to present
Fred A. C. Tejada	Active Growth Capital Inc. Black Smoker Ventures Inc. Bulldog Explorations Ltd. (formerly SinoGas West Inc.)	November 2010 to present September 2011 to present April 2012 to present

ITEM 3.                      ORIENTATION AND CONTINUING EDUCATION

The Board of Directors of the Company brief all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

ITEM 4.                      ETHICAL BUSINESS CONDUCT

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction.  The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the Company.  If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction.  Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

ITEM 5.                      NOMINATION OF DIRECTORS

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of the shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company’s mission and strategic objectives, and a willingness to serve.

ITEM 6.                      COMPENSATION

The Board of Directors conducts reviews with regard to directors’ compensation once a year.  To make its recommendation on directors’ compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

ITEM 7.                      OTHER BOARD COMMITTEES

The Board of Directors has no other committees other than the Audit Committee.

ITEM 8.                      ASSESSMENTS

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.